shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, StartEngine nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, StartEngine nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Future Offerings under Regulation A of the Act.
In the event the Company elects to make an offering of securities (a) of the same class as the Securities, or (b) securities that the Board of Directors in its sole discretion determines to be the economic equivalent of the Securities ("Equivalent Securities") under Regulation A of the Act, the undersigned agrees that, at the sole discretion of the Board of Directors of the Company, the Securities (or some portion of the Securities) may be exchanged for an equivalent number of securities of the same class or Equivalent Securities of the Company, at no cost to the undersigned. The undersigned agrees to provide any information necessary to effect such exchange, and to hold the securities issued under Regulation A in the manner prescribed in such offering, including holding the securities to be issued in "street name" in a brokerage account. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

9. Revisions to Manner of Holding.
In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

10. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

11. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the [LOCATION] which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of [STATE], without regard to conflict of law principles thereof.

16. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	[ADDRESS OF COMPANY] E-mail: [E-MAIL ADDRESS] Attention: [TITLE OF OFFICER TO RECEIVE NOTICES]
with a copy to:	Attention: [ATTORNEY NAME] E-mail: [E-MAIL ADDRESS]
If to the Purchaser:	[PURCHASER ADDRESS] E-mail: [E-MAIL ADDRESS] Attention: [TITLE OF OFFICER TO RECEIVE NOTICES]

19. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

21. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

22. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ **Legal Name of Entity** By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [AMOUNT OF SECURITIES TO BE ACQUIRED BY PURCHASER] for [TOTAL AMOUNT TO BE PAID BY PURCHASER].

[COMPANY NAME]
By_____ Name: Title:

Appendix D

Posting Agreement

[Attached.]

STARTENGINE CAPITAL LLC

ISSUER ENGAGEMENT and POSTING AGREEMENT

THIS ISSUER ENGAGEMENT and POSTING AGREEMENT (the "**Agreement**") is made as of this ___ day of _____, 2016, by and between StartEngine Capital LLC a Delaware limited liability company ("**StartEngine Capital**") and _____, a [Delaware limited liability company] (the "**Issuer**").

RECITALS

WHEREAS, the **Issuer** has decided to sell to investors _____ [equity, debt, _____] (the "**Securities**") of a value up to $1,000,000.00 (the "**Offering**") pursuant to the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933, as amended ("**Securities Act**") which permits crowdfunded securities offerings over the internet by eligible issuers of not more than a total of $1 million during any 12 month period by an eligible issuer through an eligible intermediary;

WHEREAS, StartEngine Capital operates an intermediary funding portal duly-registered with the United States Securities and Exchange Commission ("**SEC**") and a member with the Financial Industry Regulatory Authority ("**FINRA**") under SEC Regulation Crowdfunding ("**SEC Regulation CF**") and FINRA's Funding Portal Rules to make electronic offerings of securities to eligible investors (the "**Investors**") under those Rules;

WHEREAS the Offering will be exclusively offered and/or sold to eligible investors electronically through StartEngine Capital's website at www.startengine.com (the "**Site**") and not through any other intermediary; and

WHEREAS, the Issuer wishes to engage StartEngine Capital to provide funding portal services for the Offering subject to the terms hereof.

NOW, THEREFORE, the undersigned, in consideration of the foregoing and for other good and valuable consideration, receipt of which is hereby acknowledged, intending to be legally bound, hereby agree as follows:

1. **Appointment**. The Recitals are true and correct statements and are incorporated herein. The Issuer hereby retains StartEngine Capital, and StartEngine Capital hereby agrees to act, as the Issuer's funding portal intermediary and to provide funding portal services in order to facilitate and conduct the Offering, subject to the terms and conditions hereof. The Issuer will furnish to StartEngine Capital among other things: information, data, materials and documentation about the Issuer, including public and non-public information about it; a completed SEC Form C; and other offering materials and financial statements proposed to be filed with the SEC (the "**Offering Materials**"). As required by SEC Regulation Crowdfunding, the Issuer authorizes StartEngine Capital, its affiliates, agents and contractors, to review and perform the antifraud "due diligence" required by SEC Regulation CF. It is understood StartEngine Capital will use the information provided by Issuer and other information as it requests of Issuer and perform or obtain reviews of the Issuer and Securities as well as required reviews of the background of Issuer, its affiliates and predecessors as and its officers, directors and 20 percent shareholders ("**Bad Actor**" checks). Issuer agrees that StartEngine Capital and its personnel or agents, including legal counsel, will have opportunity to review the Form C and other Offering Materials to be used in connection with the Offering prior to filing them with the SEC. Upon the initial filing of Offering materials with the SEC, StartEngine Capital will commence the Offering by posting such Offering Materials on the Site; will make the Offering Materials available for a minimum of 21 days on the Site

and post communications concerning the offering in a manner viewable by the public on the Site. The Issuer acknowledges and agrees that whether StartEngine Capital undertakes any Offering is solely in StartEngine Capital's discretion; that StartEngine Capital is only required to use its "reasonable efforts" in connection with its activities hereunder; and that the posting of any content on its Site shall be at StartEngine Capital's sole and absolute discretion. The Issuer further acknowledges and agrees that it has been advised that: (i) the rights and obligations of the Issuer and StartEngine Capital pursuant to this Agreement are contingent upon continued membership with FINRA of StartEngine Capital, (ii) StartEngine Capital is not a registered broker-dealer or an investment adviser, escrow or transfer agent under applicable federal and state securities laws, (iii) StartEngine Capital will *not* perform any activities other than those permissible pursuant to its registration as a funding portal with the SEC and membership with FINRA, but will refer Issuer to an appropriately registered provider of such services should that become necessary, (iv) Issuer and StartEngine Capital will be relying upon certain exemptions from registration under the Securities Act, and (v) that the Offering can only be conducted as prescribed in Regulation Crowdfunding.

2.   **Information**.

(a)   Issuer recognizes that StartEngine Capital may be using and relying upon information, data, materials and documentation (including public and non-public information) about the Issuer and its business, financial condition and plans for the Offering, (the "**Issuer Information**"), including in performing required fraud prevention due diligence. The Issuer will provide Offering Materials which summarize the opportunity to invest in the Offering based in part on the Issuer Information. StartEngine Capital will rely upon the completeness, accuracy and adequacy of the Offering Materials and the Issuer Information. Any Offering Materials forwarded to Investors or made available on the Site must be in a form and substance acceptable to StartEngine Capital and its counsel. Issuer represents and warrants and will ensure that the Offering Materials and all Issuer Information are complete, true and correct and do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading at all times. StartEngine Capital will undertake some due diligence of the accuracy and adequacy of the Offering Materials but StartEngine Capital shall be entitled to rely upon any representations, warranties or covenants made by the Issuer in Issuer Information. If the Issuer concludes any material modifications to the Offering Materials need to be made after being furnished to StartEngine Capital and made available for the public to view, the Issuer must notify StartEngine Capital immediately in the manner prescribed in Section 12 of this Agreement. If the need to modify occurs and the Offering is still posted on the Site, any modification shall be posted and made available to Investors as soon as practicable. Investor commitments, if any, may need to be re-obtained and any offering period may need to be extended. Issuer will cooperate with StartEngine Capital in all actions that it believes must be taken. Issuer recognizes and agrees that if it cannot or will not provide StartEngine Capital information it deems material at any stage of the Offering StartEngine Capital will withdraw from this engagement and terminate the Offering as it deems appropriate in its sole and absolute discretion.

(b)   Until the date that is two (2) years from the date hereof, StartEngine Capital will keep all Issuer Information obtained from the Issuer confidential except: (i) if such information was provided to StartEngine Capital to be included in the Offering Materials and made available on the Site; (ii) if such information is in the public domain as of the date hereof or hereafter enters the public domain without a breach by StartEngine Capital, or was known or became known by StartEngine Capital prior to the Issuer's disclosure thereof to StartEngine Capital or becomes known to StartEngine Capital from a source other than the Issuer; (iii) StartEngine Capital may disclose confidential information to its officers, directors, employees, agents and representatives, including independent contractors, and to Issuer's other advisors and service providers on a *need to know* basis only and will ensure that all such persons will keep such information strictly confidential. No obligation of confidentiality shall apply to information that: (iv) is disclosed by the Issuer to a third party without restrictions on its disclosure, (v) is independently developed by StartEngine Capital as evidenced by written records, or (vi) is required to be disclosed by StartEngine Capital its officers, directors, employees, agents, attorneys and independent contractors pursuant to any order of a court of competent jurisdiction or a subpoena or investigative inquiry request made by any other governmental body or agency, such as FINRA, the SEC or any state securities regulator, or as may otherwise be required by law; provided that prior to any such disclosure, to the extent legally permissible, StartEngine Capital will notify the Issuer of such required disclosure to provide the Issuer time to seek a protective order and, the extent of such disclosure, will be limited to that which is required to be disclosed. StartEngine Capital expressly acknowledges and agrees that any breach or threatened breach of its confidentiality agreements under this Agreement may cause immediate and irreparable harm to the Issuer that may not be adequately compensated by damages. StartEngine Capital therefore agrees that in the event of such breach or threatened breach, and in addition to any remedies available at law, the Issuer shall have the right to seek equitable and injunctive relief, in connection with such a breach or threatened breach.

3. **Service**. StartEngine Capital agrees to: (i) post the Offering Materials and any material modifications on the Site in connection with the Offering once the Issuer's Form C has been filed with the SEC; (ii) provide the electronic platform for offer and sale of the Securities, including, for the Offering Materials to be viewed by the public; communications by and among the Issuer and its representatives and investors (actual or potential); and posting of other issuer materials such as videos as StartEngine Capital deems appropriate; and (iii) accept record and confirm investor commitments, open accounts for investors, provide offering updates and confirm each investment's terms and commitments to each investor. This posting on the Site shall be subject to the Terms of Use and Privacy Policy posted on the Site, which may be amended from time to time.

4. **Compensation**. As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 7% (seven percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site. In the event of early termination of the Offering and this Agreement whether prior to posting the Offering on the Site or before its conclusion ("**Early Termination**"), the Issuer will pay StartEngine Capital a fee in the amount of $2,000 within three (3) business days of written notice by the terminating party. In addition to any other remedy provided by law, if Issuer fails to pay StartEngine Capital within ten (10) calendar days after any payment is due, StartEngine Capital shall terminate this Agreement and remove the Offering Materials from the Site. In addition, fees for services provided by third parties, including escrow agent and transfer agent, "Bad Actor" background checks, and Due Diligence shall be paid in advance of posting the Offering directly to the appropriate service provider(s) as directed by StartEngine Capital.

5. **Term of Engagement**. This Agreement will remain in effect for six (6) months from the date hereof (the "**Termination Date**"). The parties hereto may terminate or extend this Agreement at any time by written consent. If the Offering is continuing and is not complete at such time of such expiration or

termination, and this Agreement is not extended, then the Issuer must immediately cancel the Offering. StartEngine Capital reserves the right, in its sole discretion, to terminate this Agreement prior to the Termination Date and upon prior written notice to the Issuer. Notwithstanding the foregoing, in the event that StartEngine Capital is no longer a member of FINRA, the Issuer reserves the right, in its sole discretion, to immediately terminate this Agreement prior to the Termination Date upon prior written notice to StartEngine Capital.

6. **Indemnification**. Issuer will defend, indemnify, hold harmless and pay StartEngine Capital and its affiliates officers, directors, employees, agents and contractors from and against any and all claims, losses, damages, and liabilities, joint or several, or actions, including shareholder actions, in respect thereof related to or arising directly or indirectly out of the: (i) services contemplated hereunder; (ii) breaches of representations, warranties and covenants of the Issuer set forth in this Agreement; and (iii) the Offering Materials and other Issuer Information provided to StartEngine Capital. The Issuer shall assume the defense of such action, including the employment and fees of counsel reasonably satisfactory to StartEngine Capital and payment of reasonable and accountable expenses.

7. **Representations and Warranties**. The Issuer represents and warrants that: (i) it has full right, power and authority to enter into this Agreement and to perform all of its obligations hereunder; (ii) this Agreement has been duly authorized and executed and constitutes a legal, valid and binding agreement of the Issuer enforceable in accordance with its terms; (iii) it has not taken, and agrees that it will not take any action, directly or indirectly, so as to cause the Offering to fail to qualify for an exemption from registration under Section 4(a)(6) of the Securities Act, or such other application exemption under applicable federal or state securities laws and will notify StartEngine Capital of any securities offerings conducted within the past 12 months through the termination of this agreement; (iv) the information provided to StartEngine and included in the Form C and all communications with the public is accurate and complete and does not contain any misstatements, exaggerations or claims that cannot be supported by fact and is materially complete in all respects and will secure legal counsel to review all Offering and related materials consistent with such representation; (v) all representations and warranties provided to investors in the Offering will extend and be applicable to StartEngine Capital; (vi) it will provide StartEngine Capital all information required for its obligations under Reg CF; and (vii) until such time as this Agreement is terminated, StartEngine Capital shall be the sole and exclusive intermediary for this Offering.

8. **Parties; Assignment; Independent Contractor; No Legal, Accounting or Tax Advice**. This Agreement has been and is made solely for the benefit of the Issuer and StartEngine Capital and their respective successors and assigns. Nothing contained in this Agreement will confer any rights upon, nor will this Agreement be construed to create any rights in, any person who is not party to such Agreement. The rights and obligations of the parties under this Agreement may not be assigned without the prior written consent of the other parties hereto and any other purported assignment will be null and void. StartEngine Capital has been retained under this Agreement as an independent contractor, and it is understood StartEngine Capital shall not be considered to be the agent of the Issuer for any purpose whatsoever other than as described herein and in other binding written agreements. StartEngine Capital is not granted any right or authority to assume or create any obligation or liability, express or implied, on the Issuer's behalf or to bind the Issuer in any manner whatsoever other than as described herein. The Issuer acknowledges that neither StartEngine Capital has not provided accounting, tax or legal advice and hereby acknowledges that Issuer has been advised to seek its own advisors with respect to such topics.

9. **Choice of Law.** This Agreement shall be construed and interpreted in accordance with the laws of the State of California, without giving effect to its laws, rules and judicial decisions regarding conflict of laws or choice of law.

10. **Resolution of Disputes; Arbitration** Any claim, controversy or dispute that may arise between the parties concerning the construction, performance or breach of this Agreement and any other agreement with StartEngine Capital, or any agreement, consent or instrument required to be delivered pursuant to the terms of this Agreement, shall be resolved by binding arbitration held in Los Angeles, California before a FINRA arbitration panel in accordance with FINRA's then applicable rules. Judgment upon the award rendered may be entered into in any court, state or federal, having jurisdiction. This agreement to arbitrate does not entitle any party to obtain an arbitration of claims that would be barred by the relevant statute of limitations if such claims were brought in a court of competent jurisdiction. If at the time a demand for arbitration is made or an election or notice of intention to arbitrate is served, the claims sought to be arbitrated would have been barred by the relevant statute of limitations or other time bar, any party to this Agreement may assert the limitations as a bar to the arbitration by applying to any court of competent jurisdiction. Any issues relating to the application of a statute of limitations or other time bar are referable to such a court. The failure to assert such bar by application to a court, however, shall not preclude its assertion before the arbitrators. Service of process by registered or certified mail return receipt requested at each party's respective place of business shall be good and sufficient service of process.

10. **Securities and Other Law Compliance.** To the extent applicable, the Issuer, at its own expense, will use reasonable efforts to obtain and comply with the applicable federal or state securities laws or under any applicable foreign jurisdiction pertaining to the Offering.

11. **Exclusivity.** In addition to the Offering, StartEngine Capital and its respective affiliates, may engage in other business activities.

12. **Notices.** Any notices required by this Agreement shall be in writing and shall be addressed, and delivered or mailed postage prepaid, or faxed or emailed to the other parties hereto at such addresses as such other parties may designate from time to time for the receipt of such notices. Until further notice, the address of each party to this Agreement for this purpose shall be the following:

If to StartEngine Capital:

StartEngine Capital LLC
604 Arizona Avenue
Santa Monica, CA 90401
Attn: Ronald Miller, CEO

If to Issuer:

[Issuer]

_____

Tel:
Attn:
Email:

13. **Disclaimer**. The Issuer acknowledges and agrees that its use of the Site provided by StartEngine Capital is solely and entirely at its own risk. To the fullest extent permissible by law, neither StartEngine Capital nor any other party involved in creating, producing, or delivering the Site shall be liable for any direct, incidental, consequential, indirect or punitive damages arising out of access to, or use of, the Site. In addition, the Issuer acknowledges that it will be solely responsible and accountable for all of the Offering materials posted on the Site and used in the Offering and agrees to execute Appendix A immediately before the Offering is made available for the public to view. If Appendix A is not complete or accurate immediately before the Offering is to be made available for the public to view, the Issuer shall make all necessary additions or modifications in order for Appendix A to be complete and accurate. It is expressly understood that none of the services provided by StartEngine Capital, as set forth in this Agreement, shall be deemed to be legal advice, tax or accounting advice or services by StartEngine Capital of a nature that would require StartEngine Capital to register as a broker-dealer or investment adviser. The Issuer has been advised to and should consult its own legal counsel to independently determine whether use of the Site, and the Offering materials posted on the Site and used in the Offering comply with applicable laws, rules and regulations.

14. **Validity**. In case any term of this Agreement will be held invalid, illegal or unenforceable, in whole or in part, the validity of any of the other terms of this Agreement will not in any way be affected thereby.

15. **Entire Agreement Counterparts; Amendments**. This Agreement is the final, complete, and exclusive agreement of the parties with respect to the subject matter hereof and supersedes and merges all prior or contemporaneous communications and understandings between the parties. No modification of or amendment to this Agreement will be effective unless in writing and signed by the party to be charged. This Agreement may be executed in counterparts and each of such counterparts will for all purposes be deemed to be an original, and such counterparts will together constitute one and the same instrument.

16. **Press Announcements**. The parties hereto agree that StartEngine Capital, shall, from and after any closing of the Offering, have the right to reference all of the parties and the Offering and the role of each party in any marketing materials and on StartEngine Capital's website and to place advertisements in financial and other newspapers and journals, in each case, at StartEngine Capital's own expense and to use Issuer's logo in such content.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their duly authorized officers as of the date hereof.

StartEngine Capital LLC

By: _____
Ronald Miller
Title: CEO

Issuer

By:

_____
Name:
Title:

APPENDIX A

The undersigned certifies that: (1) it has reviewed all information and documentation, which has been utilized by StartEngine Capital and posted on the Site relating to the Offering, including but not limited to, Issuer Information and the Offering Materials; (2) the Offering Materials posted on the Site and the Issuer Information contained in the Offering Materials are complete, true and correct; and (3) Issuer is solely responsible and accountable for the Issuer Information posted on the Site and the information contained in the Offering Materials.

ISSUER:

_____

By: _____
Name:
Title:
Date: **TO BE SIGNED IMMEDIATELY BEFORE LAUNCH OF OFFERING***

Executive Summary:

In mid-2014, Graphic Armor obtained FDA 510(k) clearance to produce and market latex condoms with custom graphics printed directly on the condom. Over the past 18 months, the Company has sought to gain proof of concept for what management believes is a first of its kind product, through a beta launch of its website. During this 18 month period, with little paid advertising or media exposure and no full-time employees, Graphic Armor has received close to 600 orders generating over $50,000 in sales, of which fifty percent (50%) has come from customers outside the United States.

Value Proposition/Value to Consumers:

Graphic Armor offers individuals, businesses and organizations the opportunity to have photo-quality custom graphics, including images, photographs, logos, text and patterns, printed directly on the latex of a condom. We believe that this customization platform transforms condoms from medical devices into FDA cleared promotional products in ways that are novel, unique and generally cost effective. With minimum orders starting at just 33 condoms, Graphic Armor's personalized prophylactics are available to both individuals and larger organizations.

The mission of Graphic Armor is to change the way people look at condoms by changing the way condoms look. Sexual health experts believe that negative attitudes towards condoms continue to be one of the biggest barriers to condom use. For example, according to Indiana University's Dr. William Yarber, who has been studying condom use for over 30 years, even those who know that condoms are the best way to prevent STDs are concerned about the stigma associated with using condoms: that something is wrong with his or her partner.[1] Consequently, reluctant users will cite other reasons, such as lack of sensation, discomfort and disruption for excuses not to use them.[2]

We believe there is a significant opportunity to overcome these negative attitudes by changing the way people perceive condoms. Adding familiar and fun graphics to the latex of a condom can instantly change the dynamics, whether the images are photos of friends (think bachelor parties), corporate logos, university or team mascots, popular patterns (such as camouflage and tie-dye), clever text, well known characters, or pop icons (such as Graphic Armor's KISS Kondoms featuring a cartoon likeness of Gene Simmons on the condom). In short, we hope that turning the condom into a canvas for personal and commercial expression can have real public health benefits at the micro and macro levels, from individuals looking to cast condoms in a new light to encourage use with their partner, to public health officials seeking new strategies to break down barriers and increase condom use across different demographic groups.

The Opportunity:

FDA approved latex condoms are class II medical devices commonly used to prevent sexually transmitted diseases (STDs) and unintended pregnancies. The global condom market is projected to hit US$ 5.4 billion by 2018 annually according to Alex De Angelis of CompaniesandMarkets.com.[3] According to a recent report by Zion Research, U.S. demand for condoms was valued at US$ 1.28 billion in 2014 and expect to reach US$ 1.56 billion.[4] However, Graphic

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[1] Yarber, W.L., & Williams, C.E. (1975) Venereal disease prevention and a selected group of college students. Journal of the American Venereal Disease Association, 2, 17 24.

[2] Attitudes Toward Condoms and Condom Use: A Review. Michael W Ross. International Journal of STD & AIDS 1992; 3: 10-16.

[3] http://www.companiesandmarkets.com/MarketInsight/Consumer-Goods/Global-Condom-Industry/NI8052.

[4] http://timesofkabul.com/981/condom-market-poised-ascend-usd-1275-98-2014-usd-1563-95-2020.

Armor's FDA 510(k) cleared custom printed condoms, in our opinion, transcend medical devices to promotional items, which, according to the Specialty Advertising Institute (ASI), is a $20-billion-dollar market in the United States alone.[5] Based on our research, Graphic Armor appears to be the first and currently the only company in the world to offer condoms that feature photo-quality custom print right on the latex. Management anticipates there is an opportunity to capitalize on our first mover advantage and capture a significant percentage of the potential market for this unique product.

Current Market Size, Trends, and Competitors:

The Internet has allowed for the customization and personalization of many different products, from coffee mugs, to sneakers to makeup. We believe Graphic Armor's custom printed latex condoms and online design studio fit into this mass trend, giving individuals and organizations the opportunity to design relevant and compelling condoms that meet their respective needs and goals.

While significant barriers to condom use still exist today, in management's experience, attitudes towards condoms in general have improved over the last 30 years. We believe the social conditions and market trends are ripe to attract customers of all kinds to design condoms adorned with personalized graphics and images that are clever, fun and relevant to meet their needs and goals.

Competition and Key differentiating factors:

Currently, our research has found that there are no other companies offering FDA 510(k) cleared condoms adorned with graphics and images on the latex. Additionally, included with every order of custom printed condoms, Graphic Armor offers a free custom designed label for the outside of the condom foil, enabling each condom to be used as a personalized promotional item or product. There are approximately a dozen companies that offer customized condom foils and packaging, such as Global Protection Corporation and Say It With a Condom, but none of them currently offer FDA 510(k) cleared condoms with custom graphics printed directly on the latex.

Please also refer to the section titled "Competition" in the "Risk Factors" above.

Sales and Marketing Strategy:

Short Term:

Given what we perceive as the uniqueness of Graphic Armor and its products, we anticipate there to be a significant opportunity to gain exposure through media and press relations. Graphic Armor has recently retained a public relations and marketing firm, Pollack PR Marketing, to position the Company in the press, driving brand awareness and business opportunities.

Graphic Armor has also had success with Google AdWords and Facebook Ads. In fact, one Facebook ad for one of Graphic Armor's Custom Designed Condoms has generated these impressive figures to date:

Paid reach:	1,674,228
Non paid reach:	1,100,324
Cost per engagement:	$.03
Actions:	186,509
Link Clicks:	41,362
Page Likes:	5,848

---

[5] According to The Advertising Specialty Institute® (ASI), annual sales analysis for the promotional products industry topped $21.5 billion for 2014. See http://www.asicentral.com/news/press/press-releases/february-2015/asi-reports-ad-specialty-sales-hit-record-breaking-215-billion.

Post Likes:	96,375
Comments:	6,029
Shares:	49,883
Budget spent:	$5,536.01

In addition, Graphic Armor's Facebook page (http://Facebook.com/GrahicAmor) has approximately 8,000 likes.

To reach the specialty advertising market, Graphic Armor is currently registered as an ASI supplier (ASI #57964). Graphic Armor's custom printed condoms are included in ASI's product database (ESP), available to thousands of ASI distributors worldwide.

Long Term:

We intend to partner with well-established public health organizations to further Graphic Armor's reach and presence in the marketplace. Examples include non-governmental organizations (NGOs) that are committed to combating STDs, such as AIDS and the spread of other STDs around the world. We believe that such partnerships could create greater awareness of Graphic Armor's unique custom printed condoms while providing public health officials with powerful new strategies to increase condom usage in targeted demographic groups.

Graphic Armor intends to target high profile brands and personalities as customers to further increase product and company awareness. If we are successful, we believe that music artists, pop culture icons, professional sports teams and big-name brands could significantly boost Graphic Armor's presence while creating substantial exposure for Graphic Armor's customization platform.

Currently, Graphic Armor has created and is selling 8 condoms with unique print designs, including a condom with the British Flag, a condom featuring all-over camouflage and another with an all-over Tie-Dye design. We plan to introduce many more designs to sell directly to consumers, increasing awareness of the product and our customization platform.

Graphic Armor will continue to seek business-to-business (B2B) customers who contract Graphic Armor to create commercial products for target markets. Current examples include a customer who is creating custom printed condoms for individual college campuses, one who has ordered condoms with an all-over rainbow design for the gay market, and another who has ordered condoms with intricate artistic designs to elevate and distinguish her brand of condoms from all standard condoms.

Detailed Description of Products and Services:

As previously indicated, Graphic Armor specializes in producing condoms with custom photo-quality print directly on the latex. All printed condoms also come with custom printed condom foils for free, either in the form of a clear label adhered to the condom foil (for orders under 10,000 condoms) or foils customized with direct print. Graphic Armor also sells standard (non-printed) condoms in custom condom foils, featuring a clear label. For orders of 10,000 or more, customers can order custom condom foils with direct print on the front and back. Graphic Armor also produces custom printed condom boxes, usually in the form of 3-packs, designed for retail sales. This allows the company to offer a full solution for a commercial ready product.

We have found that Graphic Armor's expertise in solving complex condom manufacturing challenges has enabled it to make condoms with a very special and unique feature. For example, inventor Bill Mistler needed a condom produced that would feature a patented luminescent ring perfectly placed on the underneath side of the rolled condom. The invention was meant to solve a well-documented condom error, which is that approximately 30% of the time condoms are applied upside down.[6] Although health experts, including the FDA, state that in such cases the condom must be discarded, it is often flipped over and used anyway, which can increase the risks of transmission of STDs and unintended pregnancies.[7]

Graphic Armor, together with our current manufacturer, forged a solution that allowed a luminescent ring to be safely adhered to the underneath side of a rolled condom as requested. This enabled Bill Mistler to obtain FDA marketing clearance for his new product, O-Ring Condoms.[8] The first order of finished O-Ring Condoms was shipped by Graphic Armor to Bill Mistler in April 2016.

Currently, Graphic Armor has a global exclusive arrangement with our manufacturing partner. However, discussions have begun to move all production to a new facility owned and operated by Graphic Armor or an entity owned and controlled by Graphic Armor either alone or with a joint venture partner. Management anticipates that this would give Graphic Armor greater control over production, including faster turnaround times, lower costs and enhanced quality.

Revenue Sources:

Graphic Armor currently generates revenue through several primary channels. At GraphicArmor.com, customers can place orders using PayPal and credit cards for Graphic Armor products. Approximately half of these direct to consumer sales regularly come from customers outside the United States. Also at GraphicArmor.com, customers can design and order their own condoms and condom foils using Graphic Armor's design studio. Orders for custom printed condoms often range from $99 for the minimum of 33 condoms to several thousand dollars for larger orders.

Orders for B2B contract produced products, including custom printed condoms and standard (non-printed) condoms in custom printed foils, are usually developed over a period of a few months. Once an order is ready to go, Graphic Armor processes the payment by credit card or accepts a wire transfer. Depending on the specifics of the order and the customer, Graphic Armor may accept a minimum 50% deposit with the balance due before shipping. Often, the invoice is paid in full with the submission of the order.

Technology:

Over the course of several years, we believe we have developed a unique technology to print non-toxic inks directly on latex condoms. Further, we have refined our technology with the aim of producing photo-quality images. In addition, we have developed methods to print on approximately 90% of a condom's exterior surface, creating custom printed condoms with virtually full print coverage. Graphic Armor does not currently own any patents or have any patent pending applications with respect to such technology. It is anticipated that upon the successful completion of this Offering that the Company will establish its own manufacturing and/or printing facility in China using the same printing and production technology which we currently used through our exclusive supplier.

---

[6] *See, e.g.,* Crosby, R. A., Sanders, S.A., Yarber, W. L., Graham, C.A.& Dodge, B. (2002). Condom Use Errors and Problems in College Men. Sexually Transmitted Diseases, 29 (9): 552-557; and Sanders, S. A., Graham, C. A., Yarber, W. L. , & Crosby, R. A. (2003). Condom use errors and problems among young women who apply condoms on males. Journal of American Medical Women's Association, 58 (2), 95-98.

[7] *Id.*

[8] Mr. Mistler and his company, O-Ring Products LLC, retain all intellectual property rights to the O-Ring Condom.

GRAPHIC ARMOR, LLC
STATEMENTS OF INCOME AND MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
REVENUES		
Sales	$ 45,054	$ 18,685
Refunds	(114)	(334)
Total revenues	44,940	18,351
COST OF GOODS SOLD	46,790	21,886
GROSS PROFIT	(1,850)	(3,535)
EXPENSES		
Accrued federal income tax penalties	5,200	62,400
Accounting	1,000	1,727
Advertising and promotion	8,822	1,668
Amortization expense	3,189	1,473
Auto expenses	-	282
Bank service charges	1,349	419
Computer and internet expenses	2,021	2,713
Filling fees	139	539
Interest expense	5,235	6,063
Management fees	200	8
Meals and entertainment	425	19
Merchant account fees	1,427	407
Office expense	61	210
Postage and delivery	2,312	-
Professional fees	9,900	6,100
Telephone expense	426	271
Total expenses	41,706	84,299
Net Income (Loss)	(43,556)	(87,834)
Beginning Members' Equity (Deficit)	(82,540)	(94,706)
Capital Contributed During the Year	25,000	100,000
Ending Members' Equity (Deficit)	$ (101,096)	$ (82,540)

See accompanying notes and independent accountant's review report.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT THEIR TAX ADVISOR BEFORE MAKING ANY INVESTMENTS HEREUNDER. In addition to United States federal income tax consequences, prospective investors should consider state, local and other applicable countries' tax consequences of an investment in Graphic Armor. Accordingly, potential investors are directed to consult with their professional advisors regarding such requirements.

NO REPRESENTATION BY COUNSEL

Perlman, Bajandas, Yevoli & Albright, P.L. ("PBYA"), has acted as legal counsel for Graphic Armor in connection with the preparation of this Statement and is not acting as legal counsel for any Investor(s). No independent counsel has been retained (or is expected to be retained) to represent the Investors.

Furthermore, if a conflict of interest or dispute arises between Graphic Armor on the one hand, and any Investor(s) or Graphic Armor's existing stockholders on the other hand, it will be accepted that PBYA represents Graphic Armor only, and is not counsel to any Investor or stockholder, notwithstanding the fact that, in certain cases, the fees of PBYA are paid through or by Graphic Armor (and therefore in effect by all of Graphic Armor's stockholders.

In preparing this Statement, PBYA has relied upon certain information furnished to it by Graphic Armor, Adam Glickman, Christopher Panucci, and William Kurtzner, and has not investigated or verified the accuracy or completeness of such information. In connection with this offering and subsequent advice to Graphic Armor, PBYA's engagement is limited to the specific matters as to which it is consulted by Graphic Armor and/or Graphic Armor's Directors and officers and, therefore, there may exist facts or circumstances that could have a bearing on Graphic Armor's financial condition or operations with respect to which PBYA has not been consulted and for which it expressly disclaims any responsibility.

REGULATION CROWDFUNDING ADDITIONAL INFORMATION

Eligibility:

The Company certifies that all of the following statements are true:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- It is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- It has filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two (2) years immediately preceding the filing of the Statement (or for such shorter period that the Company was required to file such reports).
- It is not a development stage company that (A) has no specific business plan or (B) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Other Disclosures:

- Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
- There is not currently a proposed transaction, and since the beginning of the Company's last fiscal year, there have not been any transactions, in an aggregate amount of $50,000 or more involving the Company and: (1)

any director or officer of the Company; (2) as of the date of this Offering, any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (3) any promoter of the Company; or (4) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. William Kurtzner is an independent agent for ValuPlus Merchant Association, which provides the merchant (credit card) processing account for Graphic Armor. However he is neither an owner or partner in such entity and is only entitled to receive a fixed commission on transactions, which have been de minimus to date.

Material Indebtedness:

The Company currently has the following material debts outstanding totaling $87,504:

- A loan from John Audi with an amount currently outstanding of $53,218 (including accrued interest). The original principal amount of $40,000.00 was loaned on July 21, 2010. The loan accrues interest at 10% per annum and does not have a maturity date;
- The Company owes Dick's Formalwear LLC, an Arizona limited liability company, $20,000 as the remaining amount under the purchase of the rights to the 510(k) approved condoms. Such amount is payable quarterly, but must be paid in full no later than June 24, 2016;
- A loan from Net Lease Financing, L.L.C. with an amount currently outstanding of $6,286. The original principal amount was loaned on August 31, 2015. The loan does not have a maturity date; and
- Loans from the Partners to the Company with an amount currently outstanding of $8,000.

Contingent Liabilities:

There is a contingent liability to the IRS that could total $60,000 from late filings, although it has not been assessed by the IRS. Management has evaluated these obligations and has determined that based on sales and cash flow year to date (2016), The Company believes that it can meet all debt obligations out of sales over the next 12-24 months. Furthermore, management believes that addition capital, in the form of debt or equity, may be secured from existing shareholders to meet all current obligations if needed over the next 12 months. For additional information see the Section titled "Risk Factors".

Prior Exempt Offerings:

Prior to the conversion of the Company to a Delaware corporation, the Company, as the Predecessor limited liability company, sold securities (i) on or about April 12, 2012 in the form of a promissory note in the principal amount of $50,000 to an existing security holder of the Predecessor, Net Lease Financing, L.L.C., a Florida limited liability company ("Net Lease Financing"), and (ii) on or about June 24, 2014 in the form of 111,111 membership units, representing approximately a 10% ownership percentage in the Predecessor (the "Securities"), to Net Lease Financing for an aggregate purchase price of $100,000. The proceeds of the second transaction were used in part to satisfy the promissory note of the Predecessor issued to Net Lease Financing as well as to fund the acquisition of certain assets relating to the right to manufacture, market, and sell male latex condoms pursuant to an FDA issued 510(k) clearance. The Securities were sold under one or more exemptions from registration under the Securities Act, including, but not limited to Section 4(2) of the Securities Act.

General Financial Condition:

For the past two fiscal years (2015 and 2014), the Company has grown while keeping its fixed operating overhead low. The founders have put in extensive time building the Company without salaries or meaningful overhead. There

Principal Security Holders:

The following table sets forth the principal security holders and the number of shares of Common Stock outstanding to each as of immediately prior to this Offering. Prior to this Offering, there are no shares of Non-Voting Common Stock or Preferred Stock outstanding.

Shareholder	Shares of Voting Common Stock	Percentage
William Kurtzner	1,013,986	25.35%
Christopher Panucci	1,013,986	25.35%
Adam Glickman	693,739	17.34%
Total	2,721,711	68.04%

Employees:

The current directors and officers spend much of their business time in connection with the operation of the Company, but Graphic Armor does not currently employ any full time employees or pay any director or officer a salary. However, we intend to do so in the future and a portion of the offering proceeds may be used for such payments. Please see the Section titled "Funding Objectives".

INTERMEDIARY

Our intermediary is Startengine, CIK Number 0001665160, SEC File Number 007-00007.

Startengine shall receive seven percent (7%) of the total amount raised in this Offering. Please see the form of the posting agreement between StartEngine and the Company is attached hereto as Appendix D.

FUNDING OBJECTIVES

Use of Proceeds:

Our planned use of the proceeds of the offering are forward-looking statements and are uncertain. For information on forward-looking statements, please see the Section titled "Forward-Looking Information". We estimate that the legal and accounting fees associated with this Offering will be approximately $50,000. However, approximately $20,000 of those fees have been paid in advance. If we only raise the Minimum Offering, we will likely need to conduct another offering of securities, which may dilute the ownership percentage of the Investors. Therefore, net proceeds from the sale of the Shares in this Offering, shall be as follows, after deducting the estimated expenses including our unpaid legal, accounting and portal fees associated with this Offering:

A. If the Minimum Offering amount of $100,000 is raised, we expect net proceeds of $63,000:
    a. $20,000 would be allocated to pay debts/accounts payable
    b. $15,000 for marketing and advertising
    c. $28,000 for salaries

B. If at least $200,000 is raised, we expect net proceeds of $156,000, of which:
    a. $60,000 would be used to open our own facility in China to:
        i. Purchase and operate our own printing machines
        ii. Purchase and operate our own condom foiling and sealing condom machine
        iii. Provide space for manual assembly of products
        iv. Stock inventory
        v. Conduct R&D efforts to advance our products

    b. $25,000 to pay debts/accounts payable
    c. $20,000 for marketing and advertising
    d. $10,000 for enhancing regulatory portfolio
    e. $41,000 for salaries

C. If at least $400,000 is raised, we expect net proceeds of $342,000, of which:
    a. $60,000 would be used to open our own facility in China to:
        i.   Purchase and operate our own printing machines
        ii.   Purchase and operate our own condom foiling and sealing condom machine
        iii. Provide space for manual assembly of product
        iv. Stock inventory
        v.   Conduct R&D efforts to advance our products
    b. $35,000 to pay debts/accounts payable
    c. $50,000 for marketing and advertising
    d. $25,000 for enhancing regulatory portfolio
    e. $150,000 for salaries
        i. $100,000 for company officers
        ii. $50,000 for sales and admin
    f. $22,000 for general operating expenses

D. If at least $600,000 is raised, we expect net proceeds of $528,000, of which:
    a. $60,000 would be used to open our own facility in China to:
        i.   Purchase and operate our own printing machines
        ii.   Purchase and operate our own condom foiling and sealing condom machine
        iii. Provide space for manual assembly of product
        iv. Stock inventory
        v.   Conduct R&D efforts to advance our products
    b. $35,000 to pay debts/accounts payable
    c. $80,000 for marketing and advertising
    d. $40,000 for enhancing regulatory portfolio
    e. $250,000 for salaries
        i. $150,000 for officers
        ii. $50,000 for sales
        iii. $50,000 for admin
    f. $63,000 for reserves and general operating expenses

E. If at least $800,000 is raised, we expect net proceeds of $714,000, of which:
    a. $60,000 would be used to open our own facility in China to:
        i.   Purchase and operate our own printing machines
        ii.   Purchase and operate our own condom foiling and sealing condom machine
        iii. Provide space for manual assembly of product
        iv. Stock inventory
        v.   Conduct R&D efforts to advance our products
    b. $35,000 to pay debts/accounts payable
    c. $100,000 for marketing and advertising
    d. $50,000 for enhancing regulatory portfolio
    e. $350,000 for salaries
        i. $150,000 for officers
        ii. $100,000 for sales
        iii. $50,000 for admin
    f. $119,000 for reserves and general operating expenses

F. If the Maximum Offering amount of $1,000,000 is raised, we expect net proceeds of $900,000, of which:

a. $60,000 would be used to open our own facility in China to:
    i. Purchase and operate our own printing machines
    ii. Purchase and operate our own condom foiling and sealing condom machine
    iii. Provide space for manual assembly of product
    iv. Stock inventory
    v. Conduct R&D efforts to advance our products
b. $35,000 used to pay debts/accounts payable
c. $150,000 marketing and advertising
d. $50,000 for enhancing regulatory portfolio
e. $400,000 for salaries
    i. $150,000 for officers
    ii. $100,000 for sales
    iii. $50,000 for admin (1 person)
f. $205,000 for general operating expenses

Additionally, we may use net proceeds generally to cover any additional working capital needs, including without limitation, preparation of marketing materials, business plans, payment of legal fees, acquisition of inventory and equipment, and compensation to any management, staff, or consultants to facilitate our overall business strategy.

If we receive the Maximum Offering amount, we believe that the net proceeds from this Offering will be sufficient to fund our immediate operations without the need for additional working capital from the stockholders, based upon our current proposed plans and assumptions concerning our operations for the near future. The allocation of net proceeds of this Offering discussed herein represents our best estimates based upon our current business plan and certain assumptions regarding general economic and industry conditions and our anticipated future revenues, expenditures and potential judgments. Management will have significant flexibility in applying the net proceeds of this Offering.

The Offering:

The Offering is for Shares representing up to 20.00% of the issued and outstanding capital stock of Graphic Armor as of the date the Offering is completed for an aggregate purchase price of up to $1,000,000.00 or $1.00 per Share. The minimum purchase is for $250. Prior to making any investment in Graphic Armor's Shares, Investors will be required to represent, among other things, that (a) they meet certain suitability requirements, and that (b) their investment is being purchased for investment purposes only, and not with a view to resale or distribution.

Determination of Valuation

From conception until now, it has taken more than five (5) years for the founders of Graphic Armor to arrive at this moment in time, with FDA clearance in hand, proof of concept achieved, a federal trademark registration filed without opposition with corresponding web domain, and a platform for product design, sales, manufacturing and distribution. Along the way, thousands of hours and hundreds of thousands of dollars have been spent to do something that we believe has never been done before, which is to transform a standard condom (a class II medical device) into an FDA-cleared condom featuring near photo-quality custom print right on the latex.

Determining the valuation of a company, especially in its development stages, is always more art than science. While there were hard costs associated with various aspects of product development and regulatory approval, we believe the greatest value lies in the competitive advantage Graphic Armor has in the marketplace as a first to market company offering FDA-cleared condoms with custom print directly on the latex. In our experience, FDA clearance for our product presents a significant barrier for competitors to enter our niche market. Over the last 18 months since our platform for customization was released, from our online design studio to our printing and production technology, we have met our initial goal to achieve proof of concept. In that period of time, Graphic Armor has taken over 500 orders for our printed condoms and grossed over $75,000 with minimal advertising or marketing efforts. We have produced custom printed condoms for personal occasions, such as bachelor parties, birthdays and anniversaries; we

GRAPHIC ARMOR, LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2015 AND 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (43,556)	$ (87,834)
Adjustments to reconcile Net Income to net cash provided from operating activities		
Amortization	3,189	1,473
(Increase) decrease in:		
Accounts receivable	(5,180)	-
Increase (decrease) in:		
Accrued federal income tax penalties	5,200	62,400
Net cash provided from operating activities	(40,347)	(23,961)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of intangible assets	(3,646)	(44,188)
Net cash used for investing activities	(3,646)	(44,188)
CASH FLOWS FROM FINANCING ACTIVITIES		
Intangible asset purchase	-	20,000
Related party loan	3,500	(3,500)
Member loans	13,235	(43,937)
Member capital contribution	25,000	100,000
Net cash used for financing activities	41,735	72,563
Net cash increase for period	(2,258)	4,414
Beginning Cash	4,414	-
Ending Cash	$ 2,156	$ 4,414

See accompanying notes and independent accountant's review report.

Principal Security Holders:

The following table sets forth the principal security holders and the number of shares of Common Stock outstanding to each as of immediately prior to this Offering. Prior to this Offering, there are no shares of Non-Voting Common Stock or Preferred Stock outstanding.

Shareholder	Shares of Voting Common Stock	Percentage
William Kurtzner	1,013,986	25.35%
Christopher Panucci	1,013,986	25.35%
Adam Glickman	693,739	17.34%
Total	2,721,711	68.04%

Employees:

The current directors and officers spend much of their business time in connection with the operation of the Company, but Graphic Armor does not currently employ any full time employees or pay any director or officer a salary. However, we intend to do so in the future and a portion of the offering proceeds may be used for such payments. Please see the Section titled "Funding Objectives".

INTERMEDIARY

Our intermediary is Startengine, CIK Number 0001665160, SEC File Number 007-00007.

Startengine shall receive seven percent (7%) of the total amount raised in this Offering. Please see the form of the posting agreement between StartEngine and the Company is attached hereto as Appendix D.

FUNDING OBJECTIVES

Use of Proceeds:

Our planned use of the proceeds of the offering are forward-looking statements and are uncertain. For information on forward-looking statements, please see the Section titled "Forward-Looking Information". We estimate that the legal and accounting fees associated with this Offering will be approximately $50,000. However, approximately $20,000 of those fees have been paid in advance. If we only raise the Minimum Offering, we will likely need to conduct another offering of securities, which may dilute the ownership percentage of the Investors. Therefore, net proceeds from the sale of the Shares in this Offering, shall be as follows, after deducting the estimated expenses including our unpaid legal, accounting and portal fees associated with this Offering:

A. If the Minimum Offering amount of $100,000 is raised, we expect net proceeds of $63,000:
    a. $20,000 would be allocated to pay debts/accounts payable
    b. $15,000 for marketing and advertising
    c. $28,000 for salaries

B. If at least $200,000 is raised, we expect net proceeds of $156,000, of which:
    a. $60,000 would be used to open our own facility in China to:
        i. Purchase and operate our own printing machines
        ii. Purchase and operate our own condom foiling and sealing condom machine
        iii. Provide space for manual assembly of products
        iv. Stock inventory
        v. Conduct R&D efforts to advance our products

GRAPHIC ARMOR, LLC
STATEMENTS OF INCOME AND MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
REVENUES		
Sales	$ 45,054	$ 18,685
Refunds	(114)	(334)
Total revenues	44,940	18,351
COST OF GOODS SOLD	46,790	21,886
GROSS PROFIT	(1,850)	(3,535)
EXPENSES		
Accrued federal income tax penalties	5,200	62,400
Accounting	1,000	1,727
Advertising and promotion	8,822	1,668
Amortization expense	3,189	1,473
Auto expenses	-	282
Bank service charges	1,349	419
Computer and internet expenses	2,021	2,713
Filling fees	139	539
Interest expense	5,235	6,063
Management fees	200	8
Meals and entertainment	425	19
Merchant account fees	1,427	407
Office expense	61	210
Postage and delivery	2,312	-
Professional fees	9,900	6,100
Telephone expense	426	271
Total expenses	41,706	84,299
Net Income (Loss)	(43,556)	(87,834)
Beginning Members' Equity (Deficit)	(82,540)	(94,706)
Capital Contributed During the Year	25,000	100,000
Ending Members' Equity (Deficit)	$ (101,096)	$ (82,540)

See accompanying notes and independent accountant's review report.



Gary M. Kaplan, C.P.A., P.A.
Certified Public Accountant

7801 North Federal Hwy, #11-502
Boca Raton, FL 33487-1776

Email: gary@gkaplancpa.com
Telephone: 561-350-9135
Website: GKaplanCPA.com
Facsimile: 561-245-8486

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members
Graphic Armor, LLC
Boca Raton, FL 33432

We have reviewed the accompanying financial statements of Graphic Armor, LLC, which comprise the balance sheets as of December 31, 2014 and 2015, and the related statements of income and members' equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Gary M. Kaplan, C.P.A., P.A.

Boca Raton, Florida

May 14, 2016

any director or officer of the Company; (2) as of the date of this Offering, any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (3) any promoter of the Company; or (4) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. William Kurtzner is an independent agent for ValuPlus Merchant Association, which provides the merchant (credit card) processing account for Graphic Armor. However he is neither an owner or partner in such entity and is only entitled to receive a fixed commission on transactions, which have been de minimus to date.

Material Indebtedness:

The Company currently has the following material debts outstanding totaling $87,504:

- A loan from John Audi with an amount currently outstanding of $53,218 (including accrued interest). The original principal amount of $40,000.00 was loaned on July 21, 2010. The loan accrues interest at 10% per annum and does not have a maturity date;
- The Company owes Dick's Formalwear LLC, an Arizona limited liability company, $20,000 as the remaining amount under the purchase of the rights to the 510(k) approved condoms. Such amount is payable quarterly, but must be paid in full no later than June 24, 2016;
- A loan from Net Lease Financing, L.L.C. with an amount currently outstanding of $6,286. The original principal amount was loaned on August 31, 2015. The loan does not have a maturity date; and
- Loans from the Partners to the Company with an amount currently outstanding of $8,000.

Contingent Liabilities:

There is a contingent liability to the IRS that could total $60,000 from late filings, although it has not been assessed by the IRS. Management has evaluated these obligations and has determined that based on sales and cash flow year to date (2016), The Company believes that it can meet all debt obligations out of sales over the next 12-24 months. Furthermore, management believes that addition capital, in the form of debt or equity, may be secured from existing shareholders to meet all current obligations if needed over the next 12 months. For additional information see the Section titled "Risk Factors".

Prior Exempt Offerings:

Prior to the conversion of the Company to a Delaware corporation, the Company, as the Predecessor limited liability company, sold securities (i) on or about April 12, 2012 in the form of a promissory note in the principal amount of $50,000 to an existing security holder of the Predecessor, Net Lease Financing, L.L.C., a Florida limited liability company ("Net Lease Financing"), and (ii) on or about June 24, 2014 in the form of 111,111 membership units, representing approximately a 10% ownership percentage in the Predecessor (the "Securities"), to Net Lease Financing for an aggregate purchase price of $100,000. The proceeds of the second transaction were used in part to satisfy the promissory note of the Predecessor issued to Net Lease Financing as well as to fund the acquisition of certain assets relating to the right to manufacture, market, and sell male latex condoms pursuant to an FDA issued 510(k) clearance. The Securities were sold under one or more exemptions from registration under the Securities Act, including, but not limited to Section 4(2) of the Securities Act.

General Financial Condition:

For the past two fiscal years (2015 and 2014), the Company has grown while keeping its fixed operating overhead low. The founders have put in extensive time building the Company without salaries or meaningful overhead. There

any director or officer of the Company; (2) as of the date of this Offering, any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (3) any promoter of the Company; or (4) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. William Kurtzner is an independent agent for ValuPlus Merchant Association, which provides the merchant (credit card) processing account for Graphic Armor. However he is neither an owner or partner in such entity and is only entitled to receive a fixed commission on transactions, which have been de minimus to date.

Material Indebtedness:

The Company currently has the following material debts outstanding totaling $87,504:

- A loan from John Audi with an amount currently outstanding of $53,218 (including accrued interest). The original principal amount of $40,000.00 was loaned on July 21, 2010. The loan accrues interest at 10% per annum and does not have a maturity date;
- The Company owes Dick's Formalwear LLC, an Arizona limited liability company, $20,000 as the remaining amount under the purchase of the rights to the 510(k) approved condoms. Such amount is payable quarterly, but must be paid in full no later than June 24, 2016;
- A loan from Net Lease Financing, L.L.C. with an amount currently outstanding of $6,286. The original principal amount was loaned on August 31, 2015. The loan does not have a maturity date; and
- Loans from the Partners to the Company with an amount currently outstanding of $8,000.

Contingent Liabilities:

There is a contingent liability to the IRS that could total $60,000 from late filings, although it has not been assessed by the IRS. Management has evaluated these obligations and has determined that based on sales and cash flow year to date (2016), The Company believes that it can meet all debt obligations out of sales over the next 12-24 months. Furthermore, management believes that addition capital, in the form of debt or equity, may be secured from existing shareholders to meet all current obligations if needed over the next 12 months. For additional information see the Section titled "Risk Factors".

Prior Exempt Offerings:

Prior to the conversion of the Company to a Delaware corporation, the Company, as the Predecessor limited liability company, sold securities (i) on or about April 12, 2012 in the form of a promissory note in the principal amount of $50,000 to an existing security holder of the Predecessor, Net Lease Financing, L.L.C., a Florida limited liability company ("Net Lease Financing"), and (ii) on or about June 24, 2014 in the form of 111,111 membership units, representing approximately a 10% ownership percentage in the Predecessor (the "Securities"), to Net Lease Financing for an aggregate purchase price of $100,000. The proceeds of the second transaction were used in part to satisfy the promissory note of the Predecessor issued to Net Lease Financing as well as to fund the acquisition of certain assets relating to the right to manufacture, market, and sell male latex condoms pursuant to an FDA issued 510(k) clearance. The Securities were sold under one or more exemptions from registration under the Securities Act, including, but not limited to Section 4(2) of the Securities Act.

General Financial Condition:

For the past two fiscal years (2015 and 2014), the Company has grown while keeping its fixed operating overhead low. The founders have put in extensive time building the Company without salaries or meaningful overhead. There

have been no employees and therefore no payroll expenses. In addition, the founders continue to work remotely from their home offices, so there is no monthly rent, utilities or related monthly costs.

Management believes that the greatest asset of the Company is the 510K which Graphic Armor acquired in 2014. This 510K allows Graphic Armor to market and sell FDA-cleared condoms featuring high quality custom print right on the latex. The founders of the Company have also spent considerable time building Graphic Armor's web site, including the online studio which enables customers to design and order their own custom printed condoms.

Graphic Armor works with its manufacturing partner in China on an exclusive basis. Over the last two fiscal years, Graphic Armor has achieved gross profit margins of approximately 40% on its custom printed condom orders and 150% on the Graphic Armor designed condoms that can be purchased from the Company's online store. Looking forward, the Company plans to expand the number of Graphic Armor-designed condoms to over 25 styles, tapping into current trends while reaching wider international markets.

Shortly after acquiring the 510K in 2014, Graphic Armor launched a beta period to test the market for is custom printed condoms. Relatively little advertising was spent in 2014 ($1,668). After seeing some success with running limited advertising on Facebook and Google, the Company increased its marketing efforts in 2015, spending $8,822.

Sales during this beta period reflected the increase in marketing, growing from $18,685 in 2014 to $45,054. That trend has continued in 2016.

The Company also has plans to open a printing and packaging the facility in China. Graphic Armor's CEO and President visited China in April of 2016, scouting facility locations while engaging in discussions with a potential plant manager. The Company estimates that the total cost to open and run the facility for the first 12 months would be less than $100,000, plus legal and travel expenses. The benefits would include significantly lower product costs resulting in greater margins and lower prices, greater control over production, shorter production times, increased quality control and the opportunity open a small R&D lab for product innovation.

The Company has been working with low cash reserves, ending the fiscal year 2015 with just over $7,000 in cash and accounts receivable. The Company has virtually no trade debt, but it is carrying notes from shareholders that total about $60,000. In addition, the Company has a remaining payment of $20,000 due from the acquisition of the 510K. There is also a contingent liability to the IRS that could total $60,000 from late filings, although it has not been assessed by the IRS. Management has evaluated these obligations and has determined that based on sales and cash flow year to date (2016), and believes that the Company will likely be able to meet debt obligations out of sales over the next 12-24 months.

The proceeds of the offering would be used as indicated in the Section titled "Funding Objectives". Additional funds would be used to expand the Company's regulatory portfolio, increase marketing efforts, hire a sales manager and invest in R&D efforts. Eventually, we anticipate paying salaries to the officers and potentially hiring additional employees.

Annual Reports:

On an annual basis, the Company shall provide a link to its annual report on its website, www.graphicarmor.com within 120 days of the calendar year end.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Graphic Armor, LLC., specializes in the development, marketing and global distribution of innovative condom products. Graphic Armor is the only company in the world that markets approved condoms that feature custom high quality printing right on the latex. Graphic Armor is well versed in all aspects of condom manufacturing, testing, regulatory compliance, packaging, marketing and global distribution. Graphic Armor is run by a team of passionate professionals, including a 25-year pioneer and veteran of the condom industry.

Basis of Presentation

The accompanying reviewed financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Revenue Recognition

Revenue is derived from condom sales. The revenue is recognized when the order is received from the customer. Revenue earned in the current year in excess of cash received is recorded as accounts receivable.

Comprehensive Income

Company has no 2014 or 2015 comprehensive income.

Cash

Cash consists of monies held in the Company's checking account at December 31, 2014 and 2015 as follows:

Cash as of December 31, 2015	$2,156
Cash as of December 31, 2014	$4,414

Trade Accounts Receivable

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Changes in the valuation allowance have not been material to the financial statements.

Accounts receivable consist of the following at December 31, 2014 and 2015:

> Accounts receivable as of December 31, 2014 $0
> Accounts receivable as of December 31, 2015 $5,180

Inventory

The Company's inventory is valued at the lower of cost (first in, first out) or market using the retail method.

Intangible Assets

Intangible assets subject to amortization include 510(K) FDA Fees and domain name. 510(K) FDA Fees and domain name are being amortized on a straight-line basis over 15 years.

Advertising Costs

The Company expenses all advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2015 and 2014 were $8,822 and $1,668, respectively.

Debt and Interest Expense

The Company's debt consists of the following:

Asset purchase agreement with Dick's Formalwear LLC for 510(K) user fee balance due June 24, 2016: $20,000 (non-interest bearing).

Note payable to member John Audi terms: the loan will continue to accrue additional interest as additional principal at a rate of 10% annually until the note is paid in full, with no set repayment date.

Note payable to member Net Lease Financing, LLC terms: the loan will continue to accrue interest as additional principal at 6% annually until the note is paid in full, with no set repayment date.

Loan balances:

	December 31, 2015	December 31, 2014
Dick's Formalwear LLC	$ 20,000	$ 20,000
John Audi	53,218	48,343
Net Lease Financing, LLC	6,286	5,926
Total loans	$ 79,504	$ 74,269

Interest:

	2015	2014
Dick's Formalwear LLC	$ -	$ -
John Audi	4,875	4,431
Net Lease Financing, LLC	360	1,632
Total loans	$ 5,235	$ 6,063

Federal Income Taxes

The partnership is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Income from the partnership is taxed to the partners in their individual returns.

The income tax returns of the Company are subject to examination by taxing authorities, generally for three years after the tax return is filed. The following tax years are subject to examination at December 31, 2015:

Jurisdiction	Open Years for Filed Returns	Returns to be Filed in 2016
Federal	2012 - 2015	2012 – 2015

Late filing of returns penalty and failure to furnish information timely penalty has not been assessed by the IRS as of May 14, 2016. The tax penalty accrued liability is as follows:

Late filing of return penalty

Tax Year	Penalty Per Month	Months	Penalty Per Partner	Number of Partners	Total Penalty Per Year	Total Penalty
2012	$ 195	12	$ 2,340	8	$ 18,720	
2013	195	12	2,340	8	18,720	
2014	195	12	2,340	8	18,720	
2015	195	2	390	8	3,120	
Total late filing of returns penalty						$ 59,280

	Penalty Per Partner	Number of Partners	Total Penalty Per Year	
Failure to furnish information timely penalty				
2012	$ 260	8	$ 2,080	
2013	260	8	2,080	
2014	260	8	2,080	
2015	260	8	2,080	
Total failure to furnish information timely penalty				8,320
Total late filing of returns penalty and failure to furnish information timely penalty				$ 67,600

Accrued federal income tax penalties expense for the years ended December 31, 2015 and 2014 were $5,200 and $62,400, respectively.

DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through May 14, 2016, the date which the financial statements were available to be issued.

NOTE B – CONCENTRATIONS OF CREDIT RISK

The Company is subject to potential concentrations of credit risk consisting primarily of accounts receivable. However, customer accounts typically are collected within a short period of time. Accordingly, customer accounts are reported at the amount of principal outstanding.

NOTE C – RELATED PARTY TRANSACTIONS

Unsecured and non-interest bearing loan for $3,500.00 to Utility Auditors, LLC on December 31, 2014 was repaid on February 18, 2015.

NOTE D – SUBSEQUENT EVENTS

Subsequent events were evaluated through May 14, 2016, which is the date the financial statements were available to be issued. Graphic Armor trademark was under suspension inquiry on December 3, 2015, but was subsequently approved by the U.S. Patent and Trademark Office for publication on April 12, 2016, for opposition by the public.

Note E – SUBSTANTIAL DOUBT ALLEVIATED

As shown in the accompanying financial statements, the Company incurred a net loss of $43,556 during the year ended December 31, 2015, and as of that date, the Company's current liabilities exceeded its current assets by $56,764 and its total liabilities exceeded its total assets by $101,096. Management of the Company has evaluated these conditions and determined that based on sales and cash flow year to date, management is confident it can meet all debt obligations out of sales over the next 12-24 months. Furthermore, Management is confident that additional capital, in the form of debt or equity, can be secured from the existing shareholders to meet all current obligations of the company if needed for the next 12 months.

MANAGEMENT AND ORGANIZATION

Directors and Officers:

The Company currently has three members on the Board of Directors, Adam Glickman, William Kurtzner, and Christopher Panucci.

The Company currently has three officers, Adam Glickman serves as CEO, Christopher Panucci serves as President and William Kurtzner serves as Vice President.

Adam Glickman, Director and CEO

Mr. Glickman is a founding member of the Company, serving as a manager of the predecessor limited liability company, Graphic Armor, LLC, a Florida limited liability company (the "Predecessor") since its inception in April 2012, and now as a director and CEO of the Company.

Prior to founding the Company and the Predecessor, Mr. Glickman opened Condomania, America's first condom store, in 1991, and went on to create one of the first 100 e-commerce sites with a shopping cart on the Internet. After a successful twenty year run building Condomania into the premiere retail/e-tail seller of condoms worldwide and the trusted authority and leader in the field, Mr. Glickman sold Condomania in March of 2012.

Since selling Condomania, Mr. Glickman has been a principle and/or chief strategist of several companies, all in the retail consumer space and advise other entrepreneurs. Mr. Glickman served as the Program Director and lead facilitator for the Entrepreneur's Organization's annual Leadership Academy based in Washington D.C. from 2011 to 2015. EO is an invitation-only global network of more than 12,000 highly successful business owners in 41 countries. EO serves as a catalyst for entrepreneurs to learn from and support one another professionally and personally via local, regional and global events and resources. Mr. Glickman served a three-year term on EO's Global Board of Directors and a two-year team as the President of EO's Los Angeles chapter.

Born and raised in New York City where he attended the Dalton School, Mr. Glickman graduated from Tufts University, magna cum laude, with dual degrees in Philosophy and Sociology. While at Tufts, Mr. Glickman created and sold condoms featuring Tufts' mascot, ultimately founding his first company, Custom Condoms. Mr. Glickman went on to create condoms for dozens of colleges, radio stations, night clubs and more, and before long he co-invented the Knight Light Glow-In-The-Dark Condom. His entrepreneurial efforts in college resulted in the coveted Montle Prize award his senior year – a full year's tuition at Tufts; Mr. Glickman has received numerous other awards including recognition as a finalist in the 2015 Patrick Soon-Shiong Innovation Awards sponsored by the LA Business Journal.

Mr. Glickman frequently speaks at business schools, universities and conferences on topics including entrepreneurship, innovation, e-commerce and marketing. He is currently the president of Wilshire Girls Softball, a fast pitch softball league that serves over 200 families in the mid-Wilshire area of Los Angeles. He especially enjoys coaching his 12-year-old daughter whose fastball just hit 50 mph! Mr. Glickman lives in Los Angeles with his wife and twelve year old twin daughters.

As CEO of the Company, and formerly as Managing Director of the Predecessor, Mr. Glickman oversees all aspects of the Company's operations in conjunction with President Chris Panucci. Mr. Glickman is also responsible for press relations, strategic partnerships, strategic planning, and the Regulation CF Offering.

Christopher Panucci, Director and President

Mr. Panucci is a founding member of the Company, serving as a manager of the Predecessor since its inception in April 2012, and now as a director and President of the Company. Mr. Panucci developed color graphic manufacturing relationship and secured an exclusive sales agreement with the Company's primary supplier. Mr. Panucci's efforts led to Graphic Armor's right to be the sole distributor of this ground breaking technology. Mr. Panucci recruited condom pioneer Adam Glickman to assist with the further development of the Company.

Mr. Panucci is a serial entrepreneur and holds executive positions in several companies. Mr. Panucci has acted as the Managing Partner at Util Auditors, LLC, a Delaware limited liability company. Util Auditors specializes in identifying and correcting utility and service contract billing errors for some of the largest companies in the U.S, as well as several prominent global entities. As a Managing Partner, Mr. Panucci is responsible for efficiently organizing the operations within his area of responsibility at Util Auditors. In addition, Mr. Panucci formed a mobile application company. He collaborated closely with UK developers to form an iOS based application which enabled users to seamlessly manipulate and visualize modifications to their own automobile, right from their mobile device.

Mr. Panucci graduated from Excelsior College and took classes in entrepreneurship and business management at Johnson and Wales University, where he was also a founding father of the Eta Omega chapter of the Sigma Pi fraternal organization.

As President of the Company, and formerly as Manager of the Predecessor, Mr. Panucci works in tandem with Mr. Glickman to oversees the day to day operations, including customer relations, purchasing and all other areas of the Company.

William Fredrick Kurtzner III, Director and Vice President

Mr. Kurtzner is a founding member of the Company, serving as a manager of the Predecessor since its inception in April 2012, and now as a director of the Company.

A serial entrepreneur, Mr. Kurtzner founded four companies prior to Graphic Armor. Presently, Mr. Kurtzner acts as the Managing Partner at Util Auditors, LLC, a Delaware limited liability company. Util Auditors specializes in the identification and correction of utility and service contract billing errors, and has assisted some of the nation's largest businesses, both public and private. As Managing Partner and Senior Auditor, Mr. Kurtzner is responsible for business development, as well as oversight of all audit functions performed at Util Auditors.

Mr. Kurtzner co-founded Internet marketing and advertising concept Frank Deals, LLC, in Wilmington, North Carolina. The business quickly gained recognition as one of the top technology startups in the Eastern Carolina region, and upon stabilization, Mr. Kurtzner made a successful exit. After Frank Deals, Mr. Kurtzner founded Cred Advise, Inc., a commercial loan modifications and debt negotiation firm. At the age of 21 Mr. Kurtzner co-founded Blue Financial, a residential and commercial mortgage brokerage, and life, accident and health insurance agency.

As former Vice President and Managing Member of the Predecessor, and as the Vice President and Director of the Company Mr. Kurtzner now works with Mr. Glickman and Mr. Panucci to assure that the Company's short and long term goals are successfully met.

GRAPHIC ARMOR, INC.

A Delaware Corporation



OFFERING STATEMENT
MAY 16, 2016

This offering statement (this "Statement") relates to the offering (the "Offering") by Graphic Armor, Inc., a Delaware corporation ("We," the "Company" or "Graphic Armor") to prospective investors ("Investors") of up to 1,000,000 shares of Non-Voting Common Stock ("Shares") representing a 20.00 % ownership percentage of Graphic Armor at a purchase price of $1.00 per Share for an aggregate purchase price of up to $1,000,000 (the "Maximum Offering"). Unless otherwise approved by Graphic Armor's Board of Directors (the "Board"), the minimum purchase is 250 Shares (at a purchase price of $250). The minimum aggregate investment necessary to close the Offering is 100,000 Shares for an aggregate purchase price of $100,000 (the "Target Offering"), however we will accept subscriptions to purchase Shares in excess of the Target Offering up to the Maximum Offering. If all of the Shares in the Target Offering are sold and no more, we expect $100,000 in gross proceeds, with net proceeds of approximately $63,000 to Graphic Armor (less Offering Expenses). If all of the Shares in the Maximum Offering are sold, we expect $1,000,000 in gross proceeds, with net proceeds to Graphic Armor (less Offering Expenses) of approximately $900,000. See the Section titled "The Offering". We reserve the right to approve or reject each Investor. If we receive subscriptions to purchase more than 1,000,000 Shares, we will allocate subscriptions to Investors on a first-come, first-served basis.

This Statement contains essential information about Graphic Armor and the Shares being offered. Please read this Statement carefully before you decide whether to purchase the Shares. Purchasers of Shares should consider all of the risks of an investment in the Shares, including each of the factors described under "RISK FACTORS," beginning on page 12 of this Statement, in evaluating an investment in Graphic Armor. This Offering will end on or before August 15, 2016 (the "Offering Deadline").

Investors who meet the suitability requirements which are set forth in the subscription agreement attached hereto as Appendix C (the "Subscription Agreement") may subscribe by (i) completing the Subscription Agreement and such other required documents and items in accordance with the instructions which are set forth in the Subscription Agreement; and (ii) delivering such documents and the subscription amount to our intermediary, StartEngine Capital LLC, CIK Number 0001665160, SEC File Number 007-00007 ("Startengine"), in accordance with the instructions provided on Startengine's website and the Subscription Agreement. Investors may cancel the Subscription Agreement until forty eight (48) hours prior to the Offering Deadline. The intermediary, Startengine, will provide on its website frequent status updates regarding the progress of our meeting the Target Offering amount. If the Company reaches the Target Offering amount prior to the Offering Deadline, we may elect to close the Offering early, at our discretion, provided that Investors shall receive notice about the new Offering Deadline at least five (5) business days prior to such new Offering Deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment by executing an amended Subscription Agreement). If an Investor does not cancel a Subscription Agreement before the 48-hour period prior to the Offering Deadline, the funds will be released to Graphic Armor upon closing of the Offering and the Investor will receive the subscribed number of Shares in exchange for his, her or its investment. If an Investor does not reconfirm his, her, or its investment commitment (by executing an amended Subscription Agreement) after a material change is made to the Offering, the Investor's original Subscription Agreement, and underlying investment commitment, will be cancelled and the committed funds will be returned. If the total amount of investment commitments do not equal or exceed the Target Offering amount by the Offering Deadline, no Shares will be sold in the Offering, all Subscription Agreements and investment commitments therein will be cancelled and committed funds will be returned.

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND

EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

AS REQUIRED BY SUCH EXEMPTION, THE SHARES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND APPLICABLE STATE SECURITIES LAWS. AS A RESULT, YOU MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF ANY INVESTMENT IN THE SHARES FOR AN INDEFINITE PERIOD OF TIME. ANY INVESTMENT IN THE SHARES IS SUITABLE ONLY FOR PERSONS WHO HAVE SUBSTANTIAL FINANCIAL RESOURCES, WHO DO NOT ANTICIPATE THAT THEY WILL BE REQUIRED TO LIQUIDATE ANY INVESTMENT ACQUIRED HEREUNDER IN THE FORESEEABLE FUTURE, WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT AND WHO UNDERSTAND OR WHO HAVE BEEN ADVISED WITH RESPECT TO THE TAX CONSEQUENCES OF, AND THE RISKS ASSOCIATED WITH THIS INVESTMENT, INCLUDING, BUT NOT LIMITED TO THOSE IDENTIFIED IN THE "RISK FACTORS" SECTION OF THIS STATEMENT.

TABLE OF CONTENTS

APPENDICES

IMPORTANT INFORMATION

THIS STATEMENT IS NOT AN OFFER TO SELL TO OR A SOLICITATION OF AN OFFER TO BUY FROM, NOR SHALL ANY SECURITIES BE OFFERED OR SOLD TO, ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, PURCHASE OR SALE WOULD BE UNLAWFUL UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OR WARRANTIES (WHETHER WRITTEN OR ORAL) IN CONNECTION WITH THIS OFFERING EXCEPT SUCH INFORMATION AS IS CONTAINED IN THIS STATEMENT AND IN THE EXHIBITS AND APPENDICES HERETO AND THE DOCUMENTS SUMMARIZED HEREIN. ONLY INFORMATION OR REPRESENTATIONS CONTAINED HEREIN MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

This Statement is not intended to contain all of the information that you may desire in considering whether to invest in Graphic Armor. You must rely on your own examination of our proposed operations and the terms of the Offering, including the merits and risks of an investment in Shares. Before making an investment decision regarding the Shares, you have the opportunity to ask questions of, and receive answers from Graphic Armor through the Section titled "Comments" of Startengine's portal on startengine.com concerning our proposed business and the Offering. You may also request any additional information through Startengine's portal that we possess or can acquire without unreasonable effort or expense and that you need to verify the accuracy of the information in this Statement. You should also consult your own legal counsel, accountants and other advisors and carefully review and consider this entire Statement. However, no one other than our authorized representative through Startengine's portal is permitted to give any information or to make any representation in connection with the Offering other than the information and representations contained in this Statement, and no one is authorized to give any information orally. If you receive any information from anyone, or anyone makes any representation other than through the Startengine's portal, you cannot rely on it. Further, any additional oral or written information or representations we may give or make in connection with the Offering are qualified in their entirety by the information in this Statement, including the Risk Factors contained herein. EXCEPT AS PROVIDED ABOVE, NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OR WARRANTIES (WHETHER WRITTEN OR ORAL) IN CONNECTION WITH THIS OFFERING EXCEPT THE INFORMATION CONTAINED IN THIS STATEMENT, THE EXHIBITS AND APPENDICES HERETO AND THE DOCUMENTS SUMMARIZED IN THIS STATEMENT. ONLY INFORMATION OR REPRESENTATIONS CONTAINED IN THIS STATEMENT MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

Although the information in this Statement is accurate as of the date on the cover page, there may be changes in that information after this Statement is issued.

You are not to construe the contents of this Statement as legal, investment or tax advice. You should consult your advisors as to legal, investment, tax and related matters concerning an investment by you in Graphic Armor.

This Statement contains summaries of certain provisions of documents relating to the purchase of the Shares and other documents and agreements to which Graphic Armor is a party, as well as summaries of various provisions of relevant statutes and regulations. Such summaries do not purport to be complete and are qualified in their entirety by reference to the texts of the original documents, agreements, statutes and regulations, which are available upon request.

THIS OFFERING IS SUBJECT TO MODIFICATION, WITHDRAWAL OR CANCELLATION BY GRAPHIC ARMOR, FOR ANY REASON, PROVIDED THAT (A) UPON ANY CANCELLATION, WITHIN FIVE (5) BUSINESS DAYS THEREOF, STARTENGINE SHALL PROVIDE ALL INVESTORS WRITTEN NOTICE THEREOF (WHICH NOTICE SHALL INCLUDE THE REASON FOR SUCH CANCELLATION) AND REFUND ANY COMMITTED FUNDS UNDER THIS OFFERING; AND (B) ANY MATERIAL MODIFICATION SHALL REQUIRE THE COMPANY TO FILE A FORM C-A AND REQUIRE A

RECOMMITMENT FROM EACH INVESTOR (IN THE FORM OF EXECUTING AN AMENDED SUBSCRIPTION AGREEMENT. IF YOU DO NOT RECONFIRM YOU INVESTMENT COMMITMENT BY EXECUTING AN AMENDED SUBSCRIPTION AGREEMENT AFTER A MATERIAL CHANGE IS MADE TO THE OFFERING, YOUR INVESTMENT COMMITMENT WILL BE CANCELLED AND ANY COMMITTED FUNDS WILL BE RETURNED TO YOU. GRAPHIC ARMOR RESERVES THE RIGHT, IN ITS SOLE DISCRETION, TO REJECT ANY SUBSCRIPTION FOR ANY REASON.

Risks. An investment in the Shares involves significant risks, including, without limitation, those risks described in the Section titled "Risk Factors" and is suitable only for Investors of adequate financial means, who have no need for liquidity with respect to this investment, and who can bear the economic risk of a complete loss of this investment.

Forward-Looking Information. This Statement and other information we may furnish to you may include estimates and other forward-looking information regarding our anticipated future performance and prospects. Any forward-looking information reflects various assumptions, expectations, estimates and projections of management and other factors that involve risks and uncertainties. Words such as "expects," "anticipates," "plans," "believes," "scheduled," "estimates," "may," "will," "should," "feels", "predicts" and variations of these words and similar expressions (and the negatives of such terms) are intended to identify forward-looking statements, which include but are not limited to projections of revenues, earnings, segment performance, cash flows, market trends, budgets, plans and objectives for future operations. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results and trends might differ materially from what is forecast in forward-looking statements due to a variety of factors, risks and uncertainties. Our plans and objectives assume, although there can be no assurance, that we will successfully execute our business strategy and that we will become profitable. These assumptions involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately, and many of which are beyond our control. Notwithstanding, following the date of this Statement, we are under no duty or obligation to update or correct such statements, estimates and forward-looking information.

Although we believe that our assumptions underlying our forward-looking statements are reasonable, any of our assumptions could prove inaccurate. Others, including, without limitation, industry experts may disagree with these assumptions, projections and views. We cannot assure you that we will be able to successfully implement our plans or that expectations regarding our performance will not differ from actual performance. Do not rely on anything in this Statement as a promise or representation regarding our future performance. The projections are not intended to follow generally accepted accounting principles. Neither our accountants nor our legal counsel have compiled, audited, prepared or contributed to the projections or the underlying assumptions. None of these parties express an opinion with respect to the projections.

NOTICE TO INVESTORS

THIS STATEMENT HAS BEEN PREPARED BY GRAPHIC ARMOR. THIS STATEMENT CONTAINS NO REPRESENTATIONS OR WARRANTIES, IMPLIED OR OTHERWISE, INCLUDING BUT NOT LIMITED TO ANY REPRESENTATION OR WARRANTY BY GRAPHIC ARMOR OR ITS MANAGEMENT AS TO THE ACCURACY OR COMPLETENESS OF ANY OF THE INFORMATION IN THIS STATEMENT OTHER THAN WITH RESPECT TO ITSELF, AND NO PERSON HAS EITHER INDEPENDENTLY VERIFIED OR GUARANTEED THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN THIS STATEMENT EXCEPT WITH RESPECT TO INFORMATION PROVIDED BY SUCH PERSON FOR INCLUSION IN THIS STATEMENT. STATEMENTS IN THIS STATEMENT ARE MADE AS OF THE DATE OF THIS STATEMENT UNLESS STATED OTHERWISE AND ARE SUBJECT TO CHANGE, COMPLETION OR AMENDMENT WITHOUT NOTICE AND THERE IS NO OBLIGATION TO UPDATE THIS STATEMENT AS TO ANY SUBSEQUENT EVENT, PROVIDED THAT ANY MATERIAL CHANGE TO THIS STATEMENT SHALL REQUIRE THE COMPANY TO FILE A FORM C-A AND REQUIRE A RECOMMITMENT FROM EACH INVESTOR. NEITHER DELIVERY OF THIS STATEMENT AT ANY TIME NOR ANY SALE HEREAFTER SHALL UNDER ANY CIRCUMSTANCES, CREATE AN INDICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO SUCH DATE. CERTAIN MARKETING AND INDUSTRY INFORMATION CONTAINED IN THIS STATEMENT WAS OBTAINED FROM INDUSTRY PUBLICATIONS, INCLUDING INTERNET WEBSITES. INDUSTRY PUBLICATIONS AND MOST REPUTABLE RELATED INTERNET WEBSITES GENERALLY INDICATE THAT THE INFORMATION CONTAINED THEREIN IS FROM SOURCES BELIEVED TO BE RELIABLE, BUT THIS INFORMATION HAS NOT BEEN INDEPENDENTLY VERIFIED AND NO ASSURANCES CAN BE GIVEN REGARDING THE ACCURACY AND COMPLETENESS OF SUCH INFORMATION. THIS STATEMENT MAY CONTAIN SUMMARIES BELIEVED TO BE ACCURATE OF CERTAIN DOCUMENTS RELATING TO AN INVESTMENT IN THE SHARES. YOU ARE HEREBY REFERRED TO THE COMPLETE TEXT OF SUCH DOCUMENTS FOR COMPLETE INFORMATION CONCERNING THE RIGHTS AND OBLIGATIONS OF THE PARTIES THERETO. ALL SUCH SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY BY THIS REFERENCE.

Notices Required by State Law

For residents of all states: The Shares have not been registered under the Securities Act or the securities laws of any state and are being offered and sold in reliance on exemptions from the registration requirements of the those laws. The Shares are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under applicable laws. The Shares have not been approved or disapproved by the SEC, any state securities commission or other regulatory authority. No regulatory authority has passed upon or endorsed the merits of the Offering or the accuracy or adequacy of the Offering. Any representation to the contrary is unlawful.

Foreign Resident Notices

For all foreign residents: If you live outside the United States, it is your responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase, including obtaining required governmental or other consents or observing any other required legal or other formalities.

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EXECUTIVE SUMMARY OF OFFERING

This summary provides a brief overview of information contained elsewhere in this Statement. You should read the entire Statement carefully, including the financial projections, and the other documents to which we refer for a more complete understanding of this Offering. You should read "RISK FACTORS" beginning on page 12 for more information about some of the important risks that you should consider carefully before buying our Shares.

Except as otherwise indicated, the information presented in this Statement assumes an offering price of $1.00 per Share. All references to our "Certificate of Incorporation" refer to the certificate of incorporation filed with the Delaware Secretary of State on May 11, 2016. All references to our "Bylaws" refer to the bylaws of the Company dated May 11, 2016. Copies of the Certificate of Incorporation and Bylaws are attached to this Statement as Appendix A and Appendix B, respectively. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Certificate of Incorporation and Bylaws.

<table>
<tr><td>Classes of Shares</td><td>Graphic Armor has been formed pursuant to the General Corporation Law of the State of Delaware (the "DGCL"). Ownership in Graphic Armor is evidenced by shares of Common Stock, of which there are two series, Voting Common Stock and Non-Voting Common Stock. The Voting Common Stock and the Non-Voting Common Stock have all of the same rights, preferences, privileges, and restrictions, provided that, except as required by non-waivable provisions of the DGCL or other applicable law, the holders of Non-Voting Common Stock have no right to vote with respect to such shares. Additionally, the Board of Directors is authorized to issue shares of Preferred Stock, and to determine the rights and preferences thereof, which rights may be greater or senior to the rights and preferences of the Common Stock, including voting rights, rights to dividends, and liquidation preferences.</td></tr>
<tr><td>Offering</td><td>The 1,000,000 Shares are being offered at a purchase price of $1.00 per Share. If all Shares are issued in connection with this Offering, the Investors would collectively own twenty percent (20.00%) of all of the issued and outstanding Common Stock after the Offering is completed, and the existing shareholders would retain eighty percent (80.00%) of the Common Stock issued and outstanding.</td></tr>
<tr><td>Capitalization</td><td>
<table>
<tr><th></th><th>Pre-Offering</th><th>Post-Offering[1]</th></tr>
<tr><td>Total Authorized Preferred Stock[2]</td><td>1,000,000</td><td>1,000,000</td></tr>
<tr><td>Total Issued Preferred Stock</td><td>0</td><td>0</td></tr>
<tr><td>Total Authorized Common Stock</td><td>9,000,000</td><td>9,000,000</td></tr>
<tr><td>Authorized Voting Common Stock</td><td>7,000,000</td><td>7,000,000</td></tr>
<tr><td>Authorized Non-Voting Common Stock</td><td>2,000,000</td><td>2,000,000</td></tr>
<tr><td>Total Issued Common Stock</td><td>4,000,001</td><td>4,000,001</td></tr>
<tr><td>Issued Voting Common Stock</td><td>4,000,001</td><td>4,000,001</td></tr>
<tr><td>Issued Non-Voting Common Stock</td><td>0</td><td>1,000,000</td></tr>
<tr><td>Total Unissued Common Stock[3]</td><td>4,999,999</td><td>3,999,999</td></tr>
<tr><td>Unissued Voting Common Stock</td><td>2,999,999</td><td>2,999,999</td></tr>
<tr><td>Unissued Non-Voting Common Stock</td><td>2,000,000</td><td>1,000,000</td></tr>
</table>
[1] Assuming issuance of all Shares in the Offering.
[2] Preferred Stock may be issued in one or more series as authorized by the Board of Directors.
[3] Shares of Unissued Common Stock are retained by Graphic Armor and available for
</td></tr>
</table>

	issuance by the Board of Directors in accordance with the Certificate of Incorporation and Bylaws, but until issued are not counted in determining ownership percentages or in any votes.
Suitable Investors	Institutions, corporations, and private individuals (or their estate planning vehicles) that meet certain suitability standards (collectively, the "shareholders"). See the Section titled "Exempt Offering/Investor Suitability." Pursuant to the Subscription Agreement, all prospective investors will be required to make written representations to establish whether they are suitable investors. The purchase of Shares is suitable only for investors who have no need for liquidity in their investment and who have adequate means of providing for their needs even if the investment in Shares results in a total loss.
No Public Market	There is no public market for the Shares and the transferability of the Shares is restricted.
Use of Proceeds	We expect to receive net proceeds of approximately $900,000 if the Maximum Offering is subscribed to, after deducting estimated offering expenses payable by us. Substantially all of the net proceeds from this Offering will be used for general corporate and working capital purposes, including without limitation, marketing, salaries, technology, expansion, general operations, and accounting and legal fees. If we receive the Target Offering amount, we anticipate net proceeds in the amount of $63,000. Please refer to the Section titled "Use of Proceeds" for further detail.
Graphic Armor's Ability to Issue Additional Securities	Our Certificate of Incorporation and Bylaws (together, "Charter Documents") generally allow us to authorize and/or issue additional shares of Common Stock, Preferred Stock, and other equity securities of Graphic Armor for such consideration and on such terms and conditions as established by our Board of Directors(s), subject to the consent of the shareholders of any class that would be adversely affected by such authorization or issuance, as provided under the DGCL.
Investor Voting Rights	Unlike the holders of the Voting Common Stock, you will have no right to vote on Company matters except as specifically required under applicable law.
Directors	Subject to amendment in accordance with the Bylaws, Graphic Armor may have one (1) or more members on the Board of Directors, each who are elected by the holders of the majority of the Voting Common Stock (and other Company voting securities, if issued). Each Director serves until he, she or it resigns or is removed with or without cause, or until his, her or its successor is duly elected, qualified and seated. There are currently three (3) Directors on the Board of Directors, as identified in the Section titled "Management and Organization".
Management and Operations	Except as otherwise specified in the Charter Documents and the DGCL, all management rights and obligations for Graphic Armor are vested in the Board of Directors and the officers appointed by the Directors.
Dividends	The Board is not required to declare dividends and may not do so, even if profitability is achieved. Dividends may be declared by the Board of Directors at any regular or special meeting, pursuant to applicable law. Dividends may be paid in cash, in property, or in shares of the Company's capital stock, subject to the Certificate of Incorporation.

Resale Restrictions	§ 227.501 of Regulation Crowdfunding provides that the Shares may not be transferred by any Investor during the one-year period beginning when the Shares were issued, unless the Shares are transferred: (1) to the Company; (2) to an "accredited investor"; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.
	The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.
	Subject to the above one-year transfer restriction and compliance with other applicable laws (and any registration exemptions thereunder), Shares may be sold or transferred by the Investor.
Tax Classification	Graphic Armor is intended to be classified as a C Corporation for federal income tax purposes.
Indemnification	The Charter Documents exculpate our Directors, officers, employees and their affiliates from certain liabilities that might otherwise exist, and provides for indemnification of our Directors, officers, employees and their affiliates under certain circumstances.
Liability of Investors	Each Investor will be responsible for making the commitment amount set forth in that Investor's Subscription Agreement and for returning dividends or other distributions received in violation of applicable law. Except as provided in the preceding sentence, an Investor will have no personal liability for the debts and obligations of Graphic Armor unless creditors are able to pierce the corporate veil of Graphic Armor under a theory of alter ego liability.

[Remainder of Page Intentionally Blank]

RISK FACTORS

OUR BUSINESS, INVOLVING THE PRODUCTION AND MARKETING OF PERSONAL HEALTH AND MEDICAL DEVICE PRODUCTS, INCLUDING WITHOUT LIMITATION, PROPHYLACTICS, AND OTHER PRODUCTS, HAS A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE MAKING AN INVESTMENT DECISION. THIS STATEMENT AND ALL OF ITS EXHIBITS AND APPENDICES, INCLUDING, WITHOUT LIMITATION, FINANCIAL PROJECTIONS ARE ALL QUALIFIED BY THE FOLLOWING RISK FACTORS, WHICH SHOULD NOT BE CONSIDERED AN EXHAUSTIVE LISTING OF THE POTENTIAL RISKS OF ANY INVESTMENT IN THE SHARES, BUT MERELY INDICATIVE OF SOME OF THE PRINCIPAL RISKS THAT MANAGEMENT BELIEVES ARE PERTINENT AND THAT SHOULD BE CONSIDERED PRIOR TO MAKING ANY SUCH INVESTMENT. IF ANY OF THE FOLLOWING RISKS OCCUR, OUR BUSINESS, FINANCIAL CONDITION, OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED AND IN SUCH CASE, YOU COULD LOSE PART OR ALL OF YOUR INVESTMENT.

Risks Related To Graphic Armor

We have a history of losses and we expect increases in our costs and expenses to result in continuing losses for at least the foreseeable future.

We incurred a net loss of approximately $43,556 for fiscal year 2015 and incurred a net loss of approximately $87,834 for fiscal year 2014. We have had net losses in each quarter since our inception. Currently our liabilities exceed our assets. We believe that we will continue to incur operating and net losses. If we are to ever achieve profitability it will be dependent upon growth in our sales, and the successful development, commercial introduction, and acceptance of our condom designs, which may not occur.

We expect the rate at which we will incur losses to increase significantly in future periods from current levels as we:

- open a factory, either as a wholly-owned subsidiary or as a joint venture with another party;
- develop and equip manufacturing facilities;
- build up inventories of finished product and factory parts and equipment;
- advertise and improve our website;
- increase our sales and marketing activities; and
- increase our general and administrative functions, including hiring support staff and paying salaries to our key people, to support our growing operations.

Because we will incur the costs and expenses from these efforts before we receive any incremental revenues with respect thereto, our losses in future periods will be significantly greater than the losses we would incur if we developed our business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in increases in our revenues, which would further increase our losses.

Early Stage Business.

The Company was originally formed as a limited liability company in Florida on April 12, 2012, and was recently converted to its current form, a Delaware profit corporation on May 11, 2016. As such, Graphic Armor has limited assets and limited financial results that you can use to evaluate our business and prospects. Graphic Armor's ability to achieve and maintain profitability is dependent on its ability to generate sufficient operating cash flow to fund future development and marketing of its products and services. Because we have limited historical financial data upon which to base planned operating expenses and forecast operating results, we cannot be certain that our revenue will grow at rates that will allow us to achieve or, if achieved, to maintain profitability on a quarterly or annual basis. If we fail to grow our business or achieve or maintain profitability, the value of your investment will be adversely affected. You must consider our prospects in light of the risks, expenses and difficulties we face as an early stage company with a limited operating history.

We have limited history of growth.

Although we believe we understand the demand and cost structures Graphic Armor will encounter, our experience in the personal health and medical device products industry is limited, and we may be subject to unexpected costs and market issues which could materially and adversely impact our results. The success of our business is dependent on managing costs, demand and capital in accordance with our expectations, which may be incorrect.

We have an unproven business model, which may make it difficult for you to evaluate our business and prospects.

We will derive our revenue primarily from customers, both individual consumers and businesses, inside and outside of the United States, who order our products. Our business model may not be successful. Our business and prospects are difficult to evaluate and must be considered in light of the risks and uncertainties often encountered by companies in the early stages of development. Some of these risks and uncertainties relate to our ability to do the following:

- maintain and strengthen our relationships with customers;
- augment and improve marketing channels to attract customers to use our products;
- improve our operational, financial and management controls and reporting systems and procedures;
- identify gaps in the personal health products industry that can be exploited;
- respond effectively to competition; and
- respond to government regulations relating to our industry and other aspects of our business.

In addition, we have historically purchased all of our products from third party suppliers in China that manufacture the products to our specifications. However, we intend to use a substantial portion of the proceeds we receive from this Offering to buy equipment and establish our own manufacturing facility, either as a wholly-owned subsidiary or as a joint venture with another party. The success of our business depends, in part, on our ability to successfully make the transition to a manufacturer of our own products, including hiring and managing the necessary personnel in China, complying with Chinese and U.S. law and complying with FDA manufacturing standards.

If we are unable to do any of these successfully, our business and operations could be materially adversely affected.

If we fail to attract and retain key management and other personnel, we may be unable to successfully maintain or develop our business.

Our success depends on our continued ability to attract, retain and motivate highly qualified management, consultants and other personnel. For example, we are highly dependent on the operational and financial expertise of our Directors, Adam Glickman, Christopher Panucci, William Kurtzner, and our officers. The loss of the services of our Directors or any of our officers, particularly Adam Glickman, Christopher Panucci, or William Kurtzner, would likely impede our growth and would materially affect the business. In particular, our Directors and our officers currently perform all of our policy-making functions, are in charge of our principal business divisions and functions and are solely responsible for all of our key decisions. If we lose any of the services of our Directors, any of these officers, or fail to retain key employees and consultants in the future (collectively, "Key Contributors"), other Key Contributors may be required to fulfill his or her duties and spend time finding a replacement. Competition for well-qualified employees in all aspects of our business, including sales personnel, is intense. Our ability to compete effectively depends on our ability to attract new employees and to retain and motivate those employees. We may not be able to find suitable replacements and our business may be harmed as a result. Further, we do not maintain "key woman" or "key man" insurance policies on the lives of these Key Contributors. If Graphic Armor determines to obtain such insurance, there can be no assurance that Graphic Armor will be able to do so, or do so at economically reasonable rates depending upon budget constraints in the future. Should we employ any officers and/or key employees, we would anticipate that such terms would be on an at-will basis and their employment could be terminated by them or us at any time.

Please also note that the Key Contributors currently devote less than all of their time to Graphic Armor. This could increase the strain or stress on such Key Contributors and might ultimately affect the results of Graphic Armor's operations.

We may be required to pay a substantial contingent liability.

We currently have a contingent liability to the IRS that could total $60,000 due to late filings, although it has not been assessed by the IRS. We have spoken with our accountants and believe that we have a good faith basis to lower the total amount. Management has evaluated the anticipated obligation and has determined that based on sales and cash flow year to date (2016), the Company believes that it can meet obligations out of sales over the next 12-24 months. However, if we are not able to reduce the amount, or if the amount reduced is not sufficient, our ability to invest in the business will suffer, which could increase our expenses and decrease our revenue.

If we fail to offer high-quality customer support, our business and reputation could suffer.

Our customers rely on our customer support services. High-quality customer support is important for the successful marketing and sale of our products. The importance of high-quality customer support will increase as we expand our business and pursue new customers. If we do not help our customers quickly resolve issues and provide effective ongoing support, our ability to sell new services and products to existing and new customers would suffer and our reputation with existing or potential customers and vendors could be harmed.

Provisions in Graphic Armor's Charter Documents provide for the indemnification of its directors, officers, employees and other agents, which could result in requiring Graphic Armor to direct funds away from its business operations.

Graphic Armor's Charter Documents provide for the indemnification of its management. Graphic Armor may be required to advance costs incurred by a director, officer, or other agents (collectively, "Indemnified Parties") to pay judgments, fines and expenses incurred by the Indemnified Parties, including reasonable attorneys' fees, as a result of actions or proceedings in which Graphic Armor's Indemnified Parties are involved by reason of being or having been a director, officer or other agent of Graphic Armor. Funds paid in satisfaction of judgments, fines and expenses could be funds Graphic Armor needs for operation of its business and the development of new services and products, thereby affecting Graphic Armor's ability to attain or maintain profitability.

If we are unable to effectively promote our brand name and establish a leading position in the marketplace, our business might fail.

If we are unable to effectively promote our brand name and establish a prominent position in the marketplace, our operations will suffer. We believe that the importance of brand recognition will increase over time. In order to gain broad recognition, Graphic Armor could contribute significant capital to marketing, development and advertising budgets to create and maintain brand loyalty. However, we do not know whether these efforts will be successful.

Our management may have possible conflicts of interest that may reduce the level of business we conduct or expansion we pursue.

The Directors, officers, and other Key Contributors are involved in other business activities and may, in the future become involved in other business opportunities that may reduce the level of business we conduct or expansion we pursue. If another business opportunity becomes available, the Directors, officers and other Key Contributors may face a conflict in selecting between us and their other business interests. We have not formulated a policy for the resolution of such conflicts. We have no current plans to engage in transactions with any Director, officer or other Key Contributors. However, future transactions or arrangements between or among the Directors, officers, or other